Exhibit 18.1

April 15, 2011

Duckwall-ALCO Stores, Inc.

Abilene, Kansas

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Duckwall-ALCO Stores, Inc. (the Company) as of January 30, 2011 and January 31, 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended January 30, 2011, and have reported thereon under date of April 14, 2011. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended January 30, 2011. As stated in note 1 to those financial statements, the Company changed its method of valuing inventory to the first-in, first-out (FIFO) method from the last-in, first-out (LIFO) method and states that the newly adopted accounting principle is preferable in the circumstances as the FIFO method better reflects the current value of inventory on the balance sheet and provides better matching of revenues and expenses under the Company’s current business model. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ KPMG LLP